

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2013

Via E-mail
Philip A. Theodore
Vice President and General Counsel
Zep Inc.
1310 Seaboard Industrial Boulevard
Atlanta, Georgia 30318

> **Re:** **Zep Inc.**
> **Registration Statement on Form S-3**
> **Filed January 18, 2013**
> **File No. 333-186093**

Dear Mr. Theodore:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Opinion of Hunton & Williams LLP as to the validity of the securities being registered by Zep Inc.

1. Paragraph four on page three of counsel's opinion states that the Preferred Stock Purchase Rights will be "validly issued" when issued in accordance with the terms of the Amended Rights Agreement. Please note that counsel must opine that the rights are binding obligations of the registrant under the law of the jurisdiction governing the rights agreement. Please see Staff Legal Bulletin No. 19 at II.B.1.g.

2. At the top of page four of counsel's opinion, counsel states that when the various conditions enumerated earlier in that paragraph are met, then "the Depositary Shares will be validly issued." Please note that counsel must also opine that the Depositary Shares will entitle their holders to the rights specified in the Deposit Agreement and the Depositary Receipt. Please see Staff Legal Bulletin No. 19 at II.B.1.d.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Leland Benton at (202)551-3791 or me at (202)551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director